LONGVIEW FIBRE COMPANY
                      SALARIED SAVINGS PLAN AND TRUST
                          WITH 401(k) PROVISIONS


To Participants:

Copies of the enclosed proxy material are being supplied to Company share-holders of record in connection with the solicitation of proxies for use at the forthcoming Annual Meeting of Shareholders to be held on January 23, 1996. As a participant in the Longview Fibre Company Salaried Savings Plan and Trust With 401(k) Provisions (the "Plan"), you are entitled to direct the manner in which Wells Fargo Bank, N.A. (the "Plan Trustee") votes the shares of Common stock of Longview Fibre Company represented by your interest in the Longview Fibre Company Stock Fund under the Plan as of November 30, 1995.

The Plan Trustee will be pleased to vote your shares in accordance with your instructions if you will complete, sign, and date the enclosed proxy form and return it to the Plan Trustee in the enclosed postage-paid return envelope addressed to IER (proxy service). The Plan Trustee will hold any voting instructions it receives in confidence and will not divulge or release any specific information regarding such to any person, including officers or employees of the Company, except to the extent as may be required by law.

If your proxy form is not received by the Plan Trustee, the Plan Trustee will treat such as a direction: (a) to abstain with respect to each matter or group of related matters to be acted upon (other than elections to office) and (b) to withhold authority to vote for any nominee for election to office.

We urge you to send in your proxy promptly for receipt by the Plan Trustee no later than January 18, 1996 so your shares will be voted at the meeting in accordance with your instructions.

LONGVIEW FIBRE COMPANY                                  December 14, 1995